UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month

March 2004

Commission File Number

0-26636

ASIA PACIFIC RESOURCES LTD.

Suite 405 – 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               [  ]        No       [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release and Material Change Report March 22, 2004

DESCRIPTION:

      Olympus Capital loans Company US$1.5 million

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      ASIA PACIFIC RESOURCES LTD.

                                        (Registrant)

Date  March 22, 2004

By:                               “Doris Meyer”

                                        (Signature)

                                 Doris Meyer, Assistant Corporate Secretary

                                                                                                                                                  Asia Pacific Resources Ltd.

Asia Pacific Resources Ltd.

News Release

                          Asia Pacific Announces US$1.5 million Financing

TORONTO, ONTARIO, March 22, 2004. --Asia Pacific Resources Ltd. (TSX: APQ) announced that Olympus Capital Holdings Asia I, L.P. has provided a US$1,500,000 convertible loan to the Company with an interest rate of 5% per annum for working capital purposes.

“Asia Pacific is pleased by this clear demonstration of support from our major shareholder at this important stage in the Udon project development,” said John Bovard, Asia Pacific President and CEO.

“The Company also notes that potash demand continues to increase, particularly in Asia, and that prices have risen rapidly in the past few months and are approaching all time highs. These increases, part of a long term trend, are yet another indicator of the growing significance and value of the Udon potash project.

It’s important to recognize that the mine will also provide substantial benefits to Thailand and to local communities. The project will create long term jobs, generate royalties and taxes, and enhance infrastructure. It will allow Thailand to underscore its interest in attracting investment from abroad for the benefit of Thai citizens," concluded Mr. Bovard.

Terms and conditions of the announced financing, similar to the previous Olympus loan, are:

  The loan is for a term of one year, but may be extended in increments of six months by the agreement of the parties.

  Should Asia Pacific undertake a third party financing of at least US$1,500,000, Olympus, subject to regulatory approval, will have the right to convert the loan into such security on the same terms as the financing.

  Any proceeds from the sale by the Company or its subsidiary of any securities or assets in excess of amounts required for the development of its potash project may be required to be applied to repay the loan, if not converted by Olympus, subject to the Company maintaining adequate working capital.

This transaction is a related party transaction under applicable Canadian securities legislation as Olympus holds in excess of 50% of the issued capital of the Company and has three nominee directors on the Company's board of directors. The terms and conditions of the loan and the benefits to the Company of obtaining this financing were reviewed and approved by those members of the Company's Board of Directors who are at arm's length to Olympus. The Company has closed this financing with a notice period of less than 21 days as this financing became available on favourable terms and is of benefit to the Company.

Asia Pacific Resources Ltd. shares are traded on the Toronto, Frankfurt and Stuttgart stock exchanges under the symbol APQ, and on the OTCBB under the symbol APQCF.

The information provided in this news release may contain forward looking statements within the meaning of the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements are based on Asia Pacific Resources' current expectations and beliefs and are subject to a number of risks and uncertainties that can cause actual results to differ materially from those described in forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Asia Pacific Resources Ltd.

Forbes West

Investor Relations

(416) 203-2200 or 1-888-655-5532

Email: forbes@sherbournegroup.ca

MATERIAL CHANGE REPORT

1.

Reporting Issuer

Full name of the Issuer:

Asia Pacific Resources Ltd.  (“Asia Pacific” or the “Company”)

The address of the principal office in Canada of the reporting issuer is as follows:

Suite 405, 555 Sixth Street

New Westminster, British Columbia
V3L 5H1

PHONE: (604) 516-0566

2.

Date of Material Change

March 22, 2004

3.

Press Release

The date and place(s) of issuance of the press release are as follows:

March 22, 2004

The Press Release was released to The Toronto Stock Exchange being the only exchange upon which the shares of the Issuer are listed, and through various other approved public media.

4.

Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Asia Pacific Resources Ltd. announces that Olympus Capital Holdings Asia I, L.P. has advanced a US$1,500,000 loan to the Company. .

5.

Full Description of Material Change

Asia Pacific Resources Ltd. (the “Company”) announced that Olympus Capital Holdings Asia I, L.P. (“Olympus”) has advanced a US$1,500,000 convertible loan to the Company with an interest rate of 5% per annum for working capital purposes.  The loan is for a term of one year, but may be extended in increments of six months by the agreement of the parties.

Should the Company undertake a third party financing of at least US$1,500,000, Olympus, subject to regulatory approval, will have the right to convert the loan into such security on the same terms as the financing.

Any proceeds from the sale by the Company or its subsidiary of any securities or assets in excess of amounts required for the development of its potash project may be required to be applied to repay the loan, if not converted by Olympus, subject to the Company maintaining adequate working capital.

This transaction is a related party transaction under applicable Canadian securities legislation as Olympus holds in excess of 50% of the issued capital of the Company and has three nominee directors on the Company’s board of directors.  The terms and conditions of the loan and the benefits to the Company of obtaining this financing were reviewed and approved by those members of the Company’s Board of Directors who are at arm’s length

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to Olympus.  The Company has closed this financing with a notice period of less than 21 days as this financing became available on favourable terms and is of benefit to the Company.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

Not Applicable

8.

Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Doris Meyer, Assistant Corporate Secretary
Suite 405 – 555 Sixth Street
New Westminster, British Columbia
V3L 5H1

PHONE:  (604) 516-0566

9.

Date of Report

DATED at  New Westminster, British Columbia, this 22nd of March 2004.

“Doris Meyer”

Doris Meyer, Assistant Corporate Secretary

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